Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces
Signing of Tax Equity Investment Agreement for Maple Hill Project

Singapore, May 14, 2023. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced that on May 12, 2023, OPC’s subsidiary, CPV Group LP (“CPV”), entered into a tax equity investment agreement with a tax equity partner for an investment of $78 million into the Maple Hill Project (the “Project”). The Project is a solar-powered electricity generation power plant currently under construction with a capacity of 126 MWdc, located in Pennsylvania, United States. The Project is owned indirectly by CPV, which is 70% indirectly owned by OPC.

In return for its investment in the Project, the tax equity partner is expected to benefit from most of the tax benefits in the Project, mainly in the form of investment tax credits (ITC) at an enlarged rate of 40% in accordance with the Inflation Reduction Act of 2022, as well as participation in distributable cash flows from the Project. Six years after the commercial operation date, the tax equity partner’s portion in the taxable income will decrease significantly, and CPV will have the option to purchase the tax equity partner’s share in the Project.

The tax equity partner will have certain veto rights with respect to the Project including, among other things, in respect of the creation of liens on the Project’s assets or the entry into additional material agreements relating to the Project.

Completion of the investment by the tax equity partner remains subject to conditions precedent. In addition, if the Project does not commence commercial operation by December 31, 2023, the tax equity partner will be entitled to compensation in an amount of $3.7 million and as well as an option to sell to CPV its share in the Project.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the investment agreement entered into with the tax equity partner, including the terms and conditions of the investment and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include the risk that the investment is not consummated on the terms described herein or at all, the risk that the conditions to completion of the investment are not fulfilled and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.